UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Claros Mortgage Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18270D106

(CUSIP Number)

November 5, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	18270D106

1	Names of Reporting Persons Pingan Real Estate Capital Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,306,984
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,306,984
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,306,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.5%(1)
12	Type of Reporting Person (See Instructions) IC

(1)	Based on 133,433,487 shares of the Issuer’s Common Stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 16, 2021.

(The capitalized terms used above are defined in Items 1 and 2 of this Schedule 13G.)

Item 1.

(a)	Name of Issuer:

Claros Mortgage Trust, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

60 Columbus Circle, 20th Floor, New York, NY 10023

Item 2.

(a)	Name of Person Filing:

Represents shares directly held by Pingan Real Estate Capital Limited (referred to herein as the “Reporting Person”), a company incorporated under the laws of Hong Kong (“PARE”), which is ultimately controlled by Ping An Insurance (Group) Company of China Ltd., a company listed on the Hong Kong Stock Exchange, and which may be deemed to have shared voting and dispositive power over these shares.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is Room 2107, 21/F, C C Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong. The address of Ping An Insurance (Group) Company of China Ltd. is 47th, 48th, 109th, 110th, 111th and 112th Floors, Ping An Finance Centre, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, China.

(c)	Citizenship: The People’s Republic of China

(d)	Title and Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.:

18270D106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the close of business on December 31, 2021, Pingan Real Estate Capital Limited owned 7,306,984 shares of the Issuer’s Common Stock, $0.01 par value per share.

(b)	Percent of Class:

5.5%, which percentage was calculated based on 133,433,487 shares of the Issuer’s Common Stock outstanding as of December 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 16, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

7,306,984

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

7,306,984

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2022

Pingan Real Estate Capital Limited

By:	/s/ Liyang Chen
Name:	Liyang Chen
Title:	Director